

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 11, 2015

Via E-mail
Mr. Gavin B. Brandon
Senior Vice President and Chief Accounting Officer
American Realty Capital Properties, Inc.
ARC Properties Operating Partnership, L.P.
2325 E. Camelback Road, Suite 1100
Phoenix, AZ 85016

> **Re: American Realty Capital Properties, Inc.**
> **Form 10-K for the year ended December 31, 2014**
> **Filed on March 30, 2015**
> **File No. 001-35263**
>
> **American Realty Capital Properties, Inc.**
> **Form 10-K/A for the year ended December 31, 2014**
> **Filed on April 30, 2015**
> **File No. 001-35263**
>
> **ARC Properties Operating Partnership, L.P.**
> **Form 10-K for the year ended December 31, 2014**
> **Filed on March 30, 2015**
> **File No. 333-197780**
>
> **ARC Properties Operating Partnership, L.P.**
> **Form 10-K/A for the year ended December 31, 2014**
> **Filed on April 30, 2015**
> **File No. 333-197780**

Dear Mr. Brandon:

    We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

    After reviewing your response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2014

Item 1. Business

Primary Investment Focus, page 8

1.   We note your disclosure indicating that your business strategy includes receiving the majority of your revenue from "investment grade and creditworthy tenants," as well as your explanation of the term "creditworthy tenant" on page 4. In future Exchange Act periodic reports, please also include a discussion of how management monitors the tenant credit quality of its current portfolio.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Securities Authorized for Issuance Under Equity Compensation Plans, page 46

2.   We were unable to locate all of the disclosures required by Item 201(d) of Regulation S-K. In future Exchange Act periodic reports, please include tabular equity compensation plan information, or advise. Refer to Item 201(d) of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 47

3.   We note your disclosure on page 13 that, following the announcement that certain of your financial statements could no longer be relied upon, various broker-dealers and clearing firms participating in offerings of Cole Capital's managed REITs suspended sales activity. In future Exchange Act periodic reports, please revise your disclosure in MD&A to more fully describe (i) the impact of such decline in revenue generated by Cole Capital, (ii) the general and administrative expenses associated with Cole Capital's capital raising activity and (iii) any known trends or uncertainties that have had or you reasonably expect will have a material impact on Cole Capital's revenues.

Funds from Operations and Adjusted Funds from Operations, page 63

4.   We note you have labeled certain items as one time when presenting Company AFFO. Given the nature of these adjustments, it is not clear why they are one time. Please clarify and/or revise to remove the reference to one time from your disclosure in future filings. Reference is made to Question 102.03 of the Division´s Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.

5.   We note your adjustment related to the deferred tax benefit to arrive at AFFO. Please provide further clarification as to why management believes this adjustment is appropriate.

Liquidity and Capital Resources

Availability of Funds from Credit Facilities, page 66

6.   We note that your credit facilities contain financial covenants. To the extent you have material sources of liquidity, such as a credit facility, that include financial covenants that may restrict future financing flexibility, please include a more detailed discussion of these covenants in future Exchange Act periodic reports.

Related Party Transactions and Agreements, page 69

7.   You state on page 70 that the audit committee investigation identified certain payments made by the company to the former manager and its affiliates that were not sufficiently documented or that otherwise warrant scrutiny. In future Exchange Act periodic reports, please revise to more fully describe and quantify these certain payments to the extent material and clarify whether you intend to seek recovery for such payments.

Contractual Obligations, page 68

8.   In future filings, please include a footnote to the table that describes the significant assumptions used to determine the interest payments presented.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Shannon Sobotka, Staff Accountant at 202-551-3856 or the undersigned at 202-551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Sara Von Althann, Staff Attorney at 202-551-3207 or Jennifer Gowetski, Special Counsel at 202-551-3401 with any other questions.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Branch Chief